Exhibit 99.1

Rogers Communications Inc. Announces Consent Solicitations for Senior Notes to Facilitate Subsidiary Equity Investment

TORONTO, April 4, 2025 - Rogers Communications Inc. (TSX: RCI.A and RCI.B; NYSE: RCI) (“Rogers”) today announced that it has commenced consent solicitations to amend the indentures governing certain of its outstanding US dollar-denominated and Canadian dollar-denominated notes, including notes originally issued by Shaw Communications Inc. (collectively the “Consent Solicitations”), as listed in the table below (the “Notes”). The Consent Solicitations are being made in connection with the subsidiary equity investment announced today by Rogers and Blackstone. Rogers intends to use substantially all of the net proceeds of the subsidiary equity investment to repay debt. The subsidiary equity investment will be reported as equity in Rogers’ consolidated financial statements, and is expected to be considered an equity investment by Moody’s Investors Services, Inc., S&P Global Ratings, a division of S&P Global Inc., and DBRS Limited. Rogers believes that the subsidiary equity investment does not constitute debt of a type that is limited by the indentures governing Rogers’ notes. However, because of the innovative and multi-faceted nature of the subsidiary equity investment, Rogers has determined it is prudent to seek the requisite consents from the holders of each series of Rogers’ notes listed below to implement an amendment to the applicable indentures for the purpose of unequivocally clarifying that the subsidiary equity investment is not subject to the covenant limiting debt of Rogers’ subsidiaries or the other negative covenants of, and is otherwise permitted by, and does not constitute a default under, the applicable indentures.

Title of Series of Notes	CUSIP Numbers	Aggregate Principal Amount Outstanding		Consent Fee(1)
3.625% Senior Notes due 2025	775109BE0	US$	700,000,000	US$	1.00
2.90% Senior Notes due 2026	775109BF7	US$	500,000,000	US$	1.00
3.20% Senior Notes due 2027	775109CB5 / 775109CG4	US$	1,300,000,000	US$	1.00
5.00% Senior Notes due 2029	775109DE8	US$	1,250,000,000	US$	1.00
3.80% Senior Notes due 2032	775109CC3 / C7923QAG3 / 775109CH2	US$	2,000,000,000	US$	1.00
5.30% Senior Notes due 2034	775109DF5	US$	1,250,000,000	US$	1.00
7.50% Senior Notes due 2038	775109AL5	US$	350,000,000	US$	1.00
4.50% Senior Notes due 2042	775109BZ3 / 775109CJ8	US$	750,000,000	US$	1.00
4.50% Senior Notes due 2043	775109AX9	US$	500,000,000	US$	1.00
5.45% Senior Notes due 2043	775109AZ4	US$	650,000,000	US$	1.00
5.00% Senior Notes due 2044	775109BB6	US$	1,050,000,000	US$	1.00
4.300% Senior Notes due 2048	775109BG5	US$	750,000,000	US$	1.00
4.350% Senior Notes due 2049	775109BN0	US$	1,250,000,000	US$	1.00
3.700% Senior Notes due 2049	775109BP5	US$	1,000,000,000	US$	1.00
4.55% Senior Notes due 2052	775109CD1 / 775109CK5	US$	2,000,000,000	US$	1.00
8.750% Senior (Secured) Second Priority Debentures due 2032	77509NAF0	US$	200,000,000	US$	1.00
5.65% Senior Notes due 2026	775109CU3	CAD$	500,000,000	CAD$	1.00
3.65% Senior Notes due 2027	775109BK6	CAD$	1,500,000,000	CAD$	1.00

5.70% Senior Notes due 2028	775109CV1	CAD$	1,000,000,000	CAD$	1.00
3.75% Senior Notes due 2029	775109BT7	CAD$	1,000,000,000	CAD$	1.00
3.25% Senior Notes due 2029	775109BJ9	CAD$	1,000,000,000	CAD$	1.00
5.80% Senior Notes due 2030	775109CW9	CAD$	500,000,000	CAD$	1.00
4.25% Senior Notes due 2032	775109BV2	CAD$	1,000,000,000	CAD$	1.00
5.90% Senior Notes due 2033	775109DA6	CAD$	1,000,000,000	CAD$	1.00
6.68% Senior Notes due 2039	775109AP6	CAD$	500,000,000	CAD$	1.00
6.11% Senior Notes due 2040	775109AQ4	CAD$	800,000,000	CAD$	1.00
6.56% Senior Notes due 2041	775109AT8	CAD$	400,000,000	CAD$	1.00
5.25% Senior Notes due 2052	775109BX8	CAD$	1,000,000,000	CAD$	1.00
3.80% Senior Notes due 2027(2)	775109CM1	CAD$	300,000,000	CAD$	1.00
4.40% Senior Notes due 2028(2)	775109CP4	CAD$	500,000,000	CAD$	1.00
3.30% Senior Notes due 2029(2)	775109CQ2	CAD$	500,000,000	CAD$	1.00
2.90% Senior Notes due 2030(2)	775109CS8	CAD$	500,000,000	CAD$	1.00
6.75% Senior Notes due 2039(2)	775109CT6	CAD$	1,450,000,000	CAD$	1.00
4.25% Senior Notes due 2049(2)	775109CR0	CAD$	300,000,000	CAD$	1.00

(1)	For each US$1,000 principal amount of US dollar denominated notes (the “USD Notes”) or CAD$1,000 principal amount of Canadian dollar denominated notes (the “CAD Notes”), as applicable.
(2)	Denotes Notes originally issued by Shaw Communications Inc. (collectively, the “Shaw Notes”)

Subject to the conditions described in the applicable consent solicitation statements dated April 4, 2025, as amended from time to time (collectively the “Consent Solicitation Statements”), Rogers is seeking consent from the holders of each series of Notes to, as applicable:

(i) amend the applicable indentures to implement the clarifying amendment described above and

(ii) amend the indentures for the Shaw Notes to align certain non-financial terms with the corresponding terms in the indentures governing the other CAD Notes issued by Rogers

(collectively, the “Proposed Amendments”).

The adoption of a Proposed Amendment, other than with respect to the Shaw Notes, will require the consent of holders of a majority of the principal amount of the outstanding Notes of such series as of the applicable Record Date, and the adoption of the Proposed Amendments with respect to the Shaw Notes will require the consent of a majority of the principal amount of the outstanding Shaw Notes, considered as one class. Receipt of the requisite consent with respect to one series of Notes is not a condition to the completion of the consent solicitation with respect to any other series of Notes.

Each Consent Solicitation will expire at 5:00 p.m. (ET) on April 15, 2025 (such date and time with respect to a Consent Solicitation, as the same may be extended by Rogers from time to time, in its sole discretion, the “Expiration Time”). Only holders of record of the Notes of a series as of 5:00 p.m. (ET) on April 3, 2025 (the “Record Date”), are eligible to deliver consents to the Proposed Amendment applicable to such series of Notes in the applicable Consent Solicitation. Rogers may, in its sole discretion, terminate, extend or amend any Consent Solicitation with regard to a series of Notes at any time as described in the Consent Solicitation Statements.

Only holders of Notes as of the Record Date who deliver a valid consent prior to the Expiration Time (and do not, in the case of the USD Notes, validly revoke such consent prior to the earlier of (x) the applicable Effective Date (as defined in the applicable Consent Solicitation Statement) and (y) 5:00 p.m. (ET) on April 15, 2025 ) will be eligible to receive consideration for delivering consents, subject to the terms and conditions of the applicable Consent Solicitation. The consent fee for each US$1,000 principal amount or CAD$1,000 principal amount, as applicable, of Notes of a series for which a valid consent is delivered prior to the Expiration Time, and not, in the case of the USD Notes, validly revoked prior to the applicable deadline, will be as set forth in the table above. No consent fee will be paid with respect to a series of Notes if the requisite consent in respect of such series is not received prior to the Expiration Time. Payment of the consent fees with respect to each series of Notes is subject to the satisfaction (or waiver by Rogers) of certain conditions, including receipt of the applicable requisite consents and, for each series of Notes other than the Shaw Notes, the consummation of the subsidiary equity investment. Payment of the consent fees with respect to the Shaw Notes is not conditioned on the consummation of the subsidiary equity investment.

This press release is for informational purposes only and the Consent Solicitations are being made solely on the terms and subject to the conditions set forth in the applicable Consent Solicitation Statement. Further, this press release does not constitute an offer to sell or the solicitation of an offer to buy the Notes or any other securities. The Consent Solicitation Statements do not constitute a solicitation of consents in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such solicitation under applicable securities laws. Copies of the Consent Solicitation Statements may be obtained from D.F. King & Co., Inc., the Information and Tabulation Agent for the USD Consent Solicitations at (212) 269-5550 (banks and brokers), (866) 828-6934 (all others, toll free), or email at rci@dfking.com and TSX Investor Solutions Inc., the Information Agent for the CAD Consent Solicitations at (866) 356-6140 (toll free) or email at rogersconsent@tmx.com. Holders of the Notes are urged to review the Consent Solicitation Statements for the detailed terms of the consent solicitations and the procedures for consenting to the Proposed Amendments.

Any persons with questions regarding the USD Consent Solicitations should contact the Lead Solicitation Agents as follows:

BofA Securities

Bank of America Tower

620 South Tryon Street, 20th Floor

Charlotte, North Carolina 28255

Attn: Liability Management Group

Collect: (980) 387-3907

Toll Free: (888) 292-0070

Email: debt_advisory@bofa.com

RBC Capital Markets, LLC 200 Vesey Street, 8th Floor New York, NY 10281 Attn: Liability Management Group Toll-Free: +1 (877) 381-2099 Call: +1 (212) 618-7843 Email: liability.management@rbccm.com	Scotia Capital (USA) Inc. 250 Vesey Street New York, NY 10281 Attn: Debt Capital Markets Toll Free: +1 (800) 372-3930 Collect: +1 (212) 225-5559 Email: LM@scotiabank.com

Any persons with questions regarding the CAD Consent Solicitations should contact the Lead Solicitation Agents as follows:

Merrill Lynch Canada Inc. Brookfield Place Bay/Wellington Tower 181 Bay Street, Suite 400 Toronto, Ontario M5J 2V8 Toll-Free: (888) 292-0070 Collect: (980) 387-3907 E-Mail: debt_advisory@bofa.com

RBC Dominion Securities Inc.

200 Bay Street, Royal Bank Plaza North

Tower, 2nd Floor

Toronto, Ontario M5J 2W7

Attention: Liability Management Group

Telephone (Local): (416) 842-6311

Telephone (Toll-Free): (877) 381-2099

E-Mail: liability.management@rbccm.com

Scotia Capital Inc. 40 Temperance Street 4th Floor Toronto, Ontario M5H 0B4 Collect: 1-416-863-7438 E-mail: LM@scotiabank.com Attention: Liability Management

Caution Concerning Forward-Looking Statements

This news release includes “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking information”) about, among other things, (1) the Consent

Solicitations, payment of the consent fees and the subsidiary equity investment, and (2) the expected terms of, the accounting and equity treatment for, and use of proceeds from, the subsidiary equity investment.

This forward-looking information is based on a number of expectations and assumptions as of the date of this news release. Actual events and results may differ materially from what is expressed or implied by forward-looking information if the underlying expectations and assumptions prove incorrect or our objectives, strategies or intentions change or as a result of risks, uncertainties and other factors, many of which are beyond our control, including, but not limited to, (1) new interpretations or accounting standards, or changes to existing interpretations and accounting standards, from accounting standards bodies, (2) changes to the methodology, criteria or conclusions used by rating agencies in assessing or assigning equity treatment or equity credit to the subsidiary equity investment or our subordinated notes, (3) we may not complete the subsidiary equity investment on the anticipated terms or at all, and (4) the other risks described under the headings “About Forward Looking Information” and “Risks and Uncertainties Affecting our Business” in our management’s discussion and analysis for the year ended December 31, 2024. We are under no obligation to update or alter any statements containing forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

About Rogers Communications Inc.

Rogers is Canada’s leading communications and entertainment company and its shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For more information, please visit rogers.com or investors.rogers.com.

For more information:

Investor Relations

1-844-801-4792

investor.relations@rci.rogers.com